Consolidated Nevada Goldfields Corporation


                            INFORMATION CIRCULAR

                           SOLICITATION OF PROXY

    This Information Circular is furnished in connection with the solicitation by the management of
Consolidated Nevada Goldfields Corporation (hereinafter referred to as the "Company") of the proxies to be used at the Annual Meeting of the shareholders of the Company to be held on Tuesday, July 15, 1997, at 10:00 a.m.
(Toronto time), at the offices of Cassels Brock & Blackwell, Scotia Plaza, Suite 2100, 40 King Street West,
Toronto, Ontario, M5H 3C2.

    The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

                           REVOCABILITY OF PROXY

    Any shareholder returning the enclosed form of proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the offices of the Registrar and Transfer
Agent at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which such proxy is to be used, or with the Chairman of such meeting on the day of the meeting, or adjournment thereof and upon any of such deposits the proxy is revoked.


                   EXERCISE OF DISCRETION BY PROXYHOLDERS

    The persons named in the enclosed form of Proxy will, on a poll, vote or withhold from voting, or vote as instructed, the common shares of the Company (the "Common Shares") in respect of which they are appointed in accordance with the instructions of the shareholders appointing them.
  In the absence of such direction such
Common Shares will, on a poll, be voted IN FAVOUR of those matters set out in the enclosed proxy and at the
discretion of the proxyholder with respect to other matters that may come before the meeting. THE ENCLOSED FORM
OF PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED
THEREIN WITH RESPECT TO AMENDMENTS OR VARIATIONS
TO MATTERS IDENTIFIED IN THE PROXY AND WITH RESPECT TO OTHER
MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING.
At the time of printing of this Information Circular, the directors and senior officers know of no such amendment, variation or other matter expected to come before the meeting other than those set out herein. If any matters which are not now known to the directors and senior officers should properly come before the meeting, the persons named in the accompanying form of Proxy will vote on such matters in accordance with their best judgment.

    The persons named in the enclosed form of proxy are officers of the Company. A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him on his behalf at the meeting other than the persons designated in the enclosed form of proxy. Such right may be exercised by striking out the names of the persons designated in the enclosed form of proxy and by inserting in the blank space provided for that purpose the name of the desired person or by completing another proper form of proxy and, in either case, delivering the completed and executed proxy to the Company or its transfer agent prior to the close of business on the date preceding the day of the meeting, or any adjournment thereof.


                VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

    The following information relates to the authorized and issued capital of the Company and other related information.

              Authorized Capital:   Unlimited number of Common
Shares without par value and 20,000,000 preference
              shares with a par value of Cdn.$1.00 each.

              Issued and Outstanding:    131,100,646 Common Shares
and no preference shares.

    Only common shareholders of record on June 10, 1997
(the "Record Date") shall be entitled to receive notice of and vote at the meeting. Any transferee of Common Shares after the Record Date shall be entitled to vote his, her or its shares if the procedure set forth in the accompanying notice of meeting is followed. Each
Common Share carries one vote.

    To the knowledge of the directors and senior officers of the Company, the following are the names of all persons or companies who or which beneficially own, directly or indirectly, or exercise control or direction over, equity shares carrying more than 10% of the voting rights attached to all shares of the Company:

Name and Municipality of Residence

                            Number of Shares(1)(2)

                                  Percentage



Gwalia Consolidated Ltd. and Sons of
Gwalia Ltd. (combined)(3)    Perth,
Australia


            17,212,114


13.13%



GRDM Group (4)     Mexico

              56,051,091


42.75%

  (1) Before giving effect to the issuance of 11,246,785 Common
Shares upon exercise of 11,246,785 common
  share purchase warrants. Each such common share purchase warrant is exercisable at any time by the holders thereof on or before 5:00 p.m. (Toronto time) on October 10, 1997 at a price of $1.30 per share.

    (2) In addition, James M. Bishop, a director of the Company, holds interests in partnerships or other ventures that are shareholders of the Company equal to, in aggregate, 12,840,917 Common Shares representing 9.80% of the outstanding Common Shares. The partnerships and other ventures include Nixon
  Fork Joint Venture and Caithness Resource Ltd. The beneficial interest in such shares may vary and is dependent upon the number of partners and participants in such partnerships and joint ventures at a particular time.

    (3) Gwalia Consolidated Ltd. and Sons of Gwalia Ltd. are under common control and management. Either or both of Gwalia Consolidated Ltd. and Sons of Gwalia Ltd. also hold outstanding 3% convertible debentures entitling them to acquire an additional 380,000 Common Shares. Sons of Gwalia Ltd. also holds 1,416,463 share purchase warrants, each such warrant exercisable into one Common Share on the same terms described in note (1) above.

    (4)    The GRDM Group includes Grupo Acerero del Norte,
S.A. de C.V. ("GAN"), Grupo Real del Monte S.A. de C.V.
  ("GRDM"), the shareholders of GRDM and certain other parties, collectively. GRDM and GAN are private
  Mexican companies. GAN and GRDM own 28,268,190 Common Shares and 26,363,968 Common Shares,
  respectively, of the 56,051,091 Common Shares owned by the GRDM Group, representing 21.6% and 20.1%, respectively, of the outstanding Common Shares. Certain directors of the Company are also shareholders of GAN which owns or holds directly or indirectly, an interest in 54,632,158 Common Shares. These directors are Manuel Ancira, Alonso Ancira, Xavier Autrey and Adolfo Autrey. See "Election of
  Directors". GAN also holds 1,880,500 share purchase warrants, each such warrant exercisable into one
  Common Share on the same terms as described in note (1) above.


                             PERFORMANCE GRAPH

                                       The Common Shares trade on
The Toronto Stock Exchange (the "TSE") and elsewhere.

    The following graph shows the yearly percentage change in the cumulative shareholder return on the Common Shares compared to the cumulative total return of the TSE 300 Index and the TSE Gold and Precious Metals
Group Index for the past six fiscal years, assuming Cdn.$100 investments on June 30, 1991 and reinvestment of dividends during the period.

                     5 Year Cumulative Total Return(1)


                                     1991
                                     1992
                                     1993
                                     1994
                                     1995
                                     1996
                               July 1 - Dec.
                                   31/96(1)

Consolidated Nevada Goldfields Corporation
                                     100
                                    51.67
                                    66.67
                                    143.34
                                    93.34
                                    141.68
                                    108.34

TSE 300 Index
                                     100
                                    101.11
                                    122.17
                                    126.97
                                    146.23
                                    166.61
                                    197.66


TSE Gold & Precious Metals Group
                                     100
                                    93.54
                                    180.14
                                    185.74
                                    205.93
                                    218.30
                                    223.70


  (1) In December, 1996, the Board of Directors approved the change of financial year-end of the Company from
  June 30 to December 31. As a result, the Company's most recently completed financial year-end was six months in length (July 1, 1996 to December 31, 1996).

           INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON

    No director or senior officer, present or nominated, or person who has been a director or senior officer since the beginning of the Company's last financial period, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting, other than the election of directors.

                           ELECTION OF DIRECTORS

    Pursuant to the Articles of the Company, the number of directors may be determined from time to time by resolution of the directors. Management is proposing only a slaight of eleven (11) nominees for election to the Board of Directors at the present time although the Company is entitled to elect up to a maximum of twelve
(12) directors leaving one position on the board vacant.
It is expected that such vacancy will be filled by the Board of Directors in due course or as circumstances permit or warrant. Each nominee, if elected, is to hold office until the next annual meeting or until his or her successor is elected or appointed. Proxies given pursuant to this solicitation by management will be voted FOR the election as directors of the following proposed nominees, all of whom are presently directors of the Company.

    The names of all nominees, their principal occupation or employment, the dates upon which they became directors of the Company and the number of Common Shares beneficially owned by them, directly or indirectly, as of the date hereof, are as follows:

Name, residence and other
positions, if any, held in the
Company(2)

Previous serviceas a director
Shares beneficially
owned, directly or
indirectly, or over
which control or
direction is exercised

Principal occupation and, if
not at present an elected
director, occupation during
the past five years

Richard C. Atkinson
1990                                    1,847
Professional Engineer; Chief
Executive Officer, Les
Entreprises de Richard
Atkinson Ltee.

Alonso Ancira(3)
October, 1996                            Nil
Vice Chairman of GAN

Christopher J. Lalor(1)
1991                                     Nil
Executive Director, Gwalia
Consolidated Ltd.

Wendell W. Robinson
1993                                     Nil
Investment Manager,
Rockefeller & Company

James M. Bishop
1993                                     Nil
Chairman and CEO, Caithness
Resources

Peter Marrone
1994                                     Nil
Partner, Cassels Brock &
Blackwell (law firm)

Manuel Ancira(3)
October, 1996                            Nil
Director of Operations of GAN

Adolfo Autrey(3)
October, 1996                           Nil
Chairman of Grupo Casa Autrey

Xavier D. Autrey(3)
October, 1996                              Nil
Chairman of GAN, GRDM and Grupo
Fianciero Inverlat

William J. Braithwaite
October, 1996                               Nil
Partner, Stikeman, Elliott
(law firm)

Richard N. Lawler
October, 1996                               Nil
Executive Officer and
President of Hoogovens
Technical Services Inc.

  (1) Christopher J. Lalor is a director and officer of Gwalia
Consolidated Ltd.  Gwalia Consolidated Ltd.,
  directly and through its subsidiaries, holds 17,212,114
Common Shares and is entitled to receive an
  additional 1,416,463 Common Shares upon the exercising of 1,416,463 share purchase warrants.

    (2)    All information is as at the date hereof.

    (3)    Mr. Alonso Ancira, Mr. Manuel Ancira, Mr. Adolfo
Autrey and Mr. Xavier Autrey are also shareholders of
  GAN which directly or indirectly, holds 54,632,158 Common
Shares and is entitled to receive an
  additional 1,880,500 Common Shares upon the exercise of 1,880,500 share purchase warrants.

    (4) See also "Voting Shares and Principal Holders Thereof" as to additional shareholdings held, to the knowledge of the directors and senior officers, indirectly by the directors.

    The following directors are members of the Company's audit committee: Mr. Manuel Ancira, Mr. Richard C.
Atkinson, Mr. Xavier Autrey and Mr. Christopher J. Lalor.
The Board of Directors has a compensation committee which is composed of the following directors: Mr. Alonso Ancira, Mr. Adolfo Autrey, Mr. James M. Bishop and Mr.
Wendell W. Robinson. The following directors are members of the Company's executive committee: Mr. Alonso
Ancira, Mr. Manuel Ancira, Mr. Xavier Autrey, Mr. Peter Marrone and Mr. Wendell W. Robinson.

                          APPOINTMENT OF AUDITORS

 Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted FOR the reappointment of KPMG, Chartered Accountants, Denver as auditors of the Company to hold office for the ensuing financial year, at a remuneration to be fixed by the directors of the Company. KPMG were first appointed auditors of the Company on July 7, 1987.

                           EXECUTIVE COMPENSATION

 The aggregate compensation received by the Company's present and past named executive officers during the most recently completed financial six month period ended December 31, 1996 was U.S.$370,595 including all salaries, fees, commissions, bonuses and severance payments.

 The summary of the executive compensation of the named executive officers of the Company for the three most recently completed financial years is as follows:

                        Executive Compensation Table
Annual Compensation
Long Term Compensation

Name and Principal Position
Year

Salary

Bonus
Other Annual Compensation
Securities Under
Options Granted(#)
All Other Compensation


Geoffrey Hoyl (1)President and Chief
Executive Officer
                                   1996(2)                1996      1995
                                    96,539              185,961   131,947
                                    50,000               40,000      Nil
NilNilNil
NilNilNil
NilNilNil

G. Chaun Cadwell (3)Vice President and Chief
Operating Officer
                                   1996(2)
                                  75,700
                                     Nil
                                     Nil
                                     Nil
                                     Nil

James R. Maronick Vice President, Finance,
Secretary, Treasury
and Chief Financial
Officer
                                   1996(2)                1996      1995
                                    49,423   78,269    54,730
                                     Nil                10,000      Nil
                                    2,666     5,296      1,280
NilNil 100,000
NilNilNil


Christopher PuchnerVice-President,
Exploration
                                   1996(2)                1996      1995
                                    57,185              90,153    86,670
                                    10,000                Nil       Nil
                                     2,641              4,507      4,333
NilNil20,000
NilNilNil


  (1) Mr. Hoyl resigned as an officer and director of the Company on April 11, 1997. Mr. Alex Bissett was
  recently appointed President and Chief Executive Officer of the Company.

     (2) In December, 1996, the Board of Directors approved the change in the Company's financial year-end from
  June 30 to December 31. Figures shown are for the financial year ended December 31, 1996 which was six months in length (July 1, 1996 - December 31, 1996).

    (3)    Mr. Cadwell was appointed Vice President and Chief
Operating Officer of the Company on June 10, 1996.

    (4) The Company has a 401(k) Savings Plan, pursuant to which the Company matches the contribution of employees up to a maximum of 6% of their salary.

    (5) Amounts shown in United States dollars except for Securities Under Options Granted.

  Other Compensation Matters

    There were no long term incentive awards made to any executive officer of the Company during the financial six month period ended December 31, 1996. There are no pension plan benefits in place for the executive officers or directors except as set forth in the foregoing.

Employment Contracts

    The Company has no employment contracts in place. Additionally, the Company has no compensatory plan or arrangement with respect to its executive officers that results or will result from the resignation, retirement or any other termination of employment of such executive officer's employment with the Company from a change of control of the Company or a change in the responsibilities of the executive officer following a change of control.

Composition of the Compensation Committee

    The compensation committee constitutes Alonso Ancira, Adolfo Autrey, James M. Bishop and Wendell W.
Robinson. The compensation committee and Board of Directors intend to remunerate executive and other officers on the basis of the amount of time and attention such officers devote to the affairs of the Company, comparable amounts paid to officers of similar companies performing similar functions and other criteria that the compensation committee and Board of Directors consider relevant from time to time.

Stock Option Plan

 Plan Terms and Granted Options

    The Company has a stock option plan (the "Plan") which was modified in December, 1994 pursuant to which 5,000,000 Common Shares are reserved for issuance in accordance with the Plan. The Plan was modified in December, 1994 such that the exercise price of such shares shall be the closing market price of the Common Shares on The Toronto Stock Exchange on the day preceding the day on which the option was granted. The duration of the options may not exceed ten years and the options terminate upon the expiration of three months if a participant ceases to be an officer, employee or a director of the Company. Further, the options are not assignable. The
Company did not grant any stock options during the financial six month period ended December 31, 1996.

 Options Exercised and Aggregate Remaining

 The following table summarizes each option exercised during the most recently completed financial year by each of the named executive officers and the financial year end value of unexercised options on an aggregated basis:

                      Unexercised Options at     December 31, 1996
                      Value of Unexercised        in-the-money
                                                Options atDecember 31, 1996(1)

                          Securities             Acquired On Exercise(#)
                          Aggregate               Value   Realized(Cdn$)
                          Exercisable               (#)
                         Unexercisable               (#)
                          Exercisable              (Cdn$)
                          Unexercisable             (Cdn$)


Geoffrey Hoyl(2)
                                     Nil
                                     Nil
     400,000
                                     Nil
 $180,000
                                     Nil


James R. Maronick
                                     Nil
                                     Nil
     100,000
                                     Nil
                                     Nil
                                     Nil


Christopher
Puchner
                                     Nil
                                     Nil
     120,000
                                     Nil
                                    $4,000
                                     Nil


Chaun Cadwell
                                     Nil
                                     Nil
     150,000
                                     Nil
                                     Nil
                                     Nil


    (1) Based on the closing price of the Common Shares on The Toronto Stock Exchange on December 31, 1996 of Cdn.
  $1.30.
    (2) Mr. Hoyl resigned as an officer and director of the Company on April 11, 1997. The board of directors has agreed that Mr. Hoyl's options will terminate 24 months from the date of Mr. Hoyl's resgination. Under the terms of the Company's stock option plan, options terminate upon the expiration of three months upon an option holder ceasing to be an officer, employee or a director of the Company. The Plan also provides that the board of directors may, at its sole discretion, extend such termination period by an additional
  12 months.

  Other Compensation

 No other compensation was paid by the Company to the named executive officers during the most recently completed financial six month period ended December 31, 1996, including personal benefits and securities or property paid or distributed other than pursuant to a formal plan, which compensation is not offered on the same terms to all full time employees and there are no plans or other arrangements in place with respect to the termination of employment or change in responsibilities of the named executive officers.

Compensation of Directors

    The directors who are not otherwise officers of the Company receive U.S.$2,000 per meeting for meetings attended and are reimbursed for expenses incurred to attend a meeting or to otherwise participate in the affairs of the Company. No amount was paid as fees to directors for the financial six month period ended December 31, 1996.

    None of the directors of the Company, in their capacity as a director of the Company and its subsidiaries during the most recently completed financial year, were compensated pursuant to any other arrangement or in lieu of any standard arrangement including the granting of stock options under the Company's Stock Option Plan.
During the financial six month period ended December 31, 1996, no options were granted to directors.

    During the most recently completed financial year the law firm of Cassels Brock & Blackwell, of which Mr. Peter Marrone currently is a senior partner, was paid fees for legal services rendered as solicitors for the Company.

Report on Executive Compensation

    The Company's compensation committee is composed of four non-executive directors who are identified above. It is the responsibility of the compensation committee to determine the level of compensation in respect of the Company's senior executives with a view to providing such executives with a competitive compensation package having regard to performance. Performance is defined to include achievement of the Company's strategic objective of growth and the enhancement of shareholder value through increases in the stock price resulting from increases in reserves and production, continued low cost production and enhanced annual cash flow and earnings. The compensation that has been awarded is believed to be comparable to compensation of other executives of other companies in the similar pursuit of precious metals reserves and production.

    In establishing compensation for executive officers, the compensation committee takes into consideration individual performance, responsibilities, length of service and levels of compensation provided by industry competitors. Such compensation is composed primarily of three components; namely, base salary, performance bonuses and the granting of stock options with an emphasis on base salary and the granting of stock options versus cash bonuses. Performance bonuses are considered from time to time having regard to the above-referenced objectives.

    Having regard to all relevant factors, it was determined by the compensation committee rather than paying executive officers cash bonuses, the most appropriate way to compensate them and to encourage the creation of shareholder value was to increase their earnings from previous levels and to provide stock options where appropriate.

    The compensation committee is also responsible for reviewing the Company's manpower and succession plans to ensure that adequate plans are in place. With the rapid growth of the Company this role has taken on added importance and the compensation committee are pleased to report that important personnel additions have been made in both the technical and senior financial areas of the Company.

Submitted by:
Alonso Ancira
Adolfo Autrey
James M. Bishop
Wendell W. Robinson

                STATEMENT OF CORPORATE GOVERNANCE PRACTICES

As a company listed on the TSE, the Company adheres to the substantive requirements of the corporate governance policy of the TSE. The Board of Directors and its committees participate in all decision making processes in the management of the Company. The Board of Directors of the Company has adopted the following statement of corporate governance practices:

    The Board acknowledges its responsibility for the stewardship of the Company in the following ways:

       (i) The Board participates in strategic planning as the acceptor and/or adopter of the strategic plans proposed and developed by management. The strategic planning process has been the responsibility of management. The Board will undertake periodic reviews of the strategic planning process.

              (ii) The Board has considered and does in its deliberations consider the principal risks of the
       Company's business in the mining industry particularly having regard to sensitivity to metal prices, political risks given the diverse location of the Company's mining operations, environmental and operational risks, and receives periodic reports from management as to the
       Company's assessment and management of those risks.

              (iii) The Board has, from time to time, considered succession issues and takes responsibility for appointing and monitoring senior officers of the Company.
The Board has also recently
       appointed an executive search committee, the details of which are more particularly set out below.

              (iv) The Board has discussed and considered how the Company communicates with its various shareholders and periodically reviews and approves the Company's communications with the public but has no formal communication policy.

              (v) The Board, directly and through its audit committee, assesses the integrity of the Company's internal control and management information systems.

              (vi) The Board, directly and through its executive committee, is involved in substantive issues affecting the Company as they arise and assists management in decision making relating to these issues.

         Although senior management have extensive experience in the mining industry, the Board encourages senior management to participate in appropriate professional and personal development activities, courses and programs and the expenses associated with these activities are paid by the Company. Further, the Board supports management's commitment to the training and development of all permanent employees.

    The Board currently comprises eleven members of whom all are outside directors and ten may be considered to be unrelated directors. The Company does not have a "significant shareholder" which, as defined by the TSE governance guidelines, is a shareholder with the ability to exercise a majority of votes for the election of directors. Peter Marrone, an outside director, periodically provides legal services to the Company through a law firm in which he is a partner and therefore may be considered a related director. The remaining directors are unrelated directors.

    A nominating committee has not been established to seek out candidates who would bring independence and a business experience to the Board as the Company believes that it has been successful in achieving these objectives without establishing a formal committee. Further, the Company believes that the nature of the relationships of its related directors would not adversely affect their independence or ability to act in the best interests of the Company.

    Board members are presently compensated on the basis that non executive directors are paid U.S.$2,000 per meeting attended and expenses are reimbursed at cost.
See "Compensation of Directors".

    The Board of Directors expressly assumes responsibility for developing the Company's approach to governance issues and is responsible for the responses to governance guidelines. The Board has not yet developed a description of the limits of management's responsibilities relative to the responsibilities of the Board of Directors. Any responsibility which is not delegated to management or a Board committee remains with the Board.

    The Board has functioned, and is of the view that it can continue to function, independently of management, as required. The Board has appointed a Chair of the Board who is an unrelated director. Unrelated directors are also free to add items to agenda or to request the calling of Board meetings where deemed necessary and all members of the Board are invited to raise issues not on the agenda at Board meetings. Board meetings are held at least four times a year.

    The Board has on occasion met without management present and engages in very frank and open discussion concerning the Company and management both in the presence of management and in their absence. If the Board believed it was appropriate and meaningful it would formalize the process by which the Board would meet without management and for handling the Board's overall relationship with management.

    The audit committee is composed of four directors, Messrs. Manuel Ancira, Richard Atkinson, Xavier
Autrey and Christopher Lalor, all of whom may be considered to be unrelated directors. The compensation committee is composed of four directors, Messrs. Alonso Ancira, Adolfo Autrey, James Bishop and Wendell
Robinson, all of whom may be considered to be unrelated directors.
 The executive committee is composed of five directors, Messrs. Alonso Ancira, Manuel Ancira, Xavier Autrey, Peter Marrone and Wendell Robinson, four of whom may be considered to be unrelated directors and all of whom are outside directors. These committees are considered by the Board to be adequate, together with the Board, to ensure proper governance of the Company and supervision of management.

    The roles and responsibilities of the audit committee have been specifically defined and include review and approval of unaudited quarterly financial statements and review of year end audited financial statements in conjunction with the auditors with a view to recommending their approval to the Board. It is also responsible for overseeing management reporting on internal controls.
The audit committee has direct communication channels with the external auditors and operates as a liaison between the auditors and the Board. The Company has also appointed an internal auditor who is responsible for supervising the preparation of the financial statements and who reports to the Chief Financial Officer as well as to the audit committee.

    The compensation committee is responsible for establishing the remuneration payable to executive officers. The executive committee is responsible for assisting the executive officers, and the Chief Executive
Officer in particular, in making decisions which may materially affect the Company. The Chief Executive
Officer and other executive officers are required to consult with the executive committee before implementing or agreeing to matters which may materially affect the Company.

    The Board recently appointed an executive search committee consisting of Messrs. Wendell Robinson,
Richard Atkinson and Peter Marrone, two of whom may be considered to be unrelated directors. The committee was mandated by the Board to perform an executive search in order to find a replacement for Mr. Geoff Hoyl, the former President and Chief Executive Officer of the Company, and to negotiate the terms of employment for that replacement. The efforts of the executive search committee have resulted in the recent appointment of Mr. Alex
Bissett as President and Chief Executive Officer of the Company.

    The Board has considered its size with a view to the impact of size upon its effectiveness and has concluded that the number of directors, as presently constituted, is appropriate for a corporation of the size and complexity of the Company and having regard for the international scope of its operations. However, the executive committee has been formed to ensure that management is able to consult with the directors particularly in circumstances where it would not be possible or practicable to consult with all of the directors or convene a meeting of the entire Board. The Board, as presently constituted, brings together a mix of skills, background, ages and attitudes that the Board considers appropriate to the stewardship of the Company. In particular, the Board represents many years of experience in the mining industry in Canada, the United States and Mexico where its operations are located as well as extensive legal and corporate finance experience.

    The Board has not constituted a committee comprised exclusively of outside directors, a majority of whom are unrelated directors, to assess the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors. As the Company recently completed a major acquisition resulting in a restructuring of the Board, it has not yet established procedures for assessing the performance of the Board of Directors. The Board proposes to do so in the current financial year.

    The Company does not have a formal process of orientation and education for new members of the Board.
However, all current members of the Board have had considerable experience as directors of public companies and mining companies in particular.

    The Board has not adopted a system which would enable an individual director to engage an outside advisor at the expense of the company in appropriate circumstances. If such an engagement were appropriate it would be subject to the approval of the unrelated directors of the Board in consultation with the Chairman.

               INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

    None of the directors or senior officers of the Company, proposed nominees for directors if same are to be elected, or associates or affiliates of said persons, have been indebted to the Company at any time since the beginning of the last completed financial year of the Company other than pursuant to the employee stock option plan as described under the heading
"Executive Compensation" herein.

               INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

 Since the commencement of the Company's last financial year, none of the insiders of the Company nor any proposed nominee for election as director, nor any associate or affiliate of said persons, has had any material interest, direct or indirect, in any transaction, which has materially affected or would materially affect the Company or any of its subsidiaries which was entered into where that person was an insider other than as follows:

 Subsequent to year end, on March 24, 1997, the Company entered into loan agreements with two shareholders of the Company: Caithness Resources, Inc. ("Caithness"),
1114 Avenue of Americas, #3500, New York, NY, 10036 and
GAN, Campos Eliseos No. 1, Col. Chapultepee Polanco,
Mexico, D.F., 11570, to loan the Company $585,000 and
$3,000,000, respectively, bearing interest at
11 percent per annum with principal due on March 24, 1998. GAN and Caithness hold 29,906,046 or 22.81% and 2,357,047 or 1.80%
of the Common Shares of the Company,
respectively.

                            REGISTERED OFFICE

The registered office of the Company is located at Scotia Plaza, Suite 2100, 40 King Street West,
Toronto, Ontario, M5H 3C2.

                            MANAGEMENT CONTRACTS

Management functions of the Company are substantially performed by directors or senior officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

                        INTERIM FINANCIAL STATEMENTS

The Company maintains a supplemental mailing list containing the names of the holders of the securities of the Company to whom the interim financial statements of the Company will be mailed. A form is enclosed with the material accompanying this Circular permitting shareholders to request that they be placed on the supplemental mailing list.

                               OTHER MATTERS

Management of the Company knows of no other matters to come before the meeting of shareholders other than those referred to in the Notice of Meeting. Should any other matters properly be brought before the meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the person voting the proxy. The information in this circular is current to June 11, 1997 unless otherwise noted.


    DATED at Denver, Colorado this 11th day of June, 1997.


 BY ORDER OF THE BOARD
 (signed)             Alex Bissett
                      President and Chief Executive Officer

FS_TOR01.VOL1:Business Corporate:CON NEVADA: